Exhibit 99.2

Quarterly Commentary

Fourth Quarter and

Full Year Ended December 31, 2013

February 20, 2014

Fourth Quarter & Full Year 2013 Performance Summary

The results of Intelsat S.A. (“Intelsat” or the “company”) in the quarter demonstrate the ability of our diversified business to deliver stable and strong cash flows, an important element of our two-phase investment thesis in which increasing cash flows in the near-term are used to de-lever our business and create equity value.

Our fourth quarter and full year performance was in line with our expectations. For the full year 2013, revenue was $2.604 billion, a less than one half percent decline as compared to full year 2012. Adjusted EBITDA[1] for the full year increased by one percent to $2.033 billion, or 78 percent of revenue, as compared to $2.016 billion, or 77 percent of revenue, in 2012.

In the fourth quarter of 2013, revenue was $643 million, representing a 4 percent decline as compared to the fourth quarter of 2012. Adjusted EBITDA in the fourth quarter of 2013 was $510 million or 79 percent of revenue, a slight decline from $516 million, or 77 percent, in the fourth quarter of 2012.

Two on-going trends discussed in our third quarter 2013 conference call, namely reduced U.S. government spending and an intensely competitive network services environment in Africa continued to affect our business, and more than offset growth in areas such as mobility.

Despite these challenges, our performance in the quarter capped a year of significant strategic accomplishments that position Intelsat to execute on its two-phase plan. Our IPO in April 2013, along with our refinancing activities, have significantly reduced our debt service obligations, extended our debt maturities, and set the stage for de-levering that began in 2013 and will continue over the next several years. In addition, we have made steady progress on the build out of our advanced Intelsat EpicNG satellites, which will begin entering into service in 2016 and position us to drive renewed revenue growth in 2016 and beyond.

In addition to embarking on these long-term strategic objectives, 2013 also featured solid progress as we moved to capitalize on the attractive opportunities in each of our customer sets:

•	Our media business is building further relationships with direct-to-home providers, expanding the platforms on Intelsat’s network. We are also investing in our satellite media distribution neighborhoods, using modest ground network investments to further our penetration of growing regions, such as Latin America;

•	Our network services business continues to grow its presence in the mobility sector. We are also working with major users of commercial satellite capacity in the wireless communications and enterprise sectors to align current and future requirements to our next generation Intelsat EpicNG high throughput satellite capacity;

•	Our government business continues to lead discussions regarding U.S. government procurement reform that, if enacted, could result in longer-term capacity commitments by the government. This will allow us to more closely align our future inventory builds to government requirements, and thereby strengthen the relationship and provide more visibility and predictable future sources of revenue.

A number of factors contributed to our progress in delivering on our two part investment thesis in 2013:

•	strong Adjusted EBITDA performance;

•	reduced interest expense, following our successful debt refinancing transactions and prepayments in 2013;

•	the use of our IPO proceeds to repay debt;

•	our efficient tax structure; and

•	lower than normalized capital expenditures.

The above performance factors resulted in our business generating $116.1 million in free cash flow from operations for the full year 2013. Over the course of 2013, we reduced our total debt by $617 million.

Our fleet programs are on track, with satellites scheduled to enter service in the second half of 2014 through early 2016 expected to provide capacity to catalyze growth for our media and network services businesses and positioning us to deliver on the organic growth that is the second phase of our investment thesis.

Contracted backlog ended the year at $10.1 billion, compared to $10.3 billion at September 30, 2013. Beginning of year backlog for 2014 was $2.1 billion, as compared to $2.3 billion at January 1, 2013. The modest decrease reflects no sizeable new contracts or renewals naturally occurring during this period, as well as reduced government backlog, reflecting lower business activity and shorter renewal periods. At 3.9 times trailing annual revenue, our backlog continues to provide our business with predictability and visibility into future cash flow.

Q4 2013 Business Highlights and Customer Set Performance

All 2013 comparisons are to 2012 unless specifically noted otherwise

Network Services

Network services generated revenue of $300.0 million in the fourth quarter of 2013, a $4.3 million, or 1.4 percent, decrease to the year-ago quarter. Our network services business results reflect the positive contribution of wireless infrastructure and broadband mobility applications. Growth in mobility is being largely offset, however, by a challenging environment in Africa.

Fourth Quarter Highlights and BusinessTrends:

•	We booked multi-year renewals for a number of customers using our capacity for cellular backhaul applications for the Africa and Latin America regions. Multi-year contract renewals included agreements with Latin America’s TIM, and African wireless operators, MST Angola, Sonatel and Orange S.A.

•	Broadband networks for enterprise applications are an important source of demand for our services. BT Latin America and Hughes Network Systems signed multi-year renewals for services delivered in Latin America and the U.S.

•	Aeronautical consumer broadband networks are a key opportunity for commercial satellite capacity. In the fourth quarter, Hughes Network Systems also renewed capacity in support of a U.S.- based aeronautical service provider requiring European coverage.

The Africa region remains intensively competitive, with expanding terrestrial fiber and microwave, and increased supply of new capacity resulting in significant pressure to pricing. We are adjusting our strategies in the region across customers and applications.

We remain intent on taking a disciplined approach to our business activity in the region in 2014, focusing on the most intensive users of satellite capacity, for which we are a core component of their infrastructure requirements. We are working with these customers to provide the type of capacity and contract structure that will enable them to grow their enterprises, in some cases introducing new business models. These conditions are challenging, but Africa remains an attractive and growing region for broadband infrastructure and we are committed to maintaining a strong position.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical and maritime mobility applications, and high throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. The launch of Intelsat 29e, Intelsat 34 and Intelsat 33e, entering service over the course of 2016 and 2017, will provide important growth capacity for these applications.

Media

Our media business declined by 3 percent in the fourth quarter of 2013, as compared to the fourth quarter of 2012, to $218 million, on lower revenues in the North America and Africa and Middle East regions, as well as lower usage-based revenues. As compared to the third quarter of 2013, media revenue declined primarily due to lower revenues in the Africa and Middle East region, due to isolated credit issues, as well as lower revenues in the Europe region.

Fourth Quarter Highlights and Business Trends:

New business in the quarter was driven primarily by new and expanded contracts for direct-to-home and programming distribution applications in Latin America and Asia.

•	Canal Plus signed a long term agreement for service on the Intelsat 903 satellite and its replacement, Intelsat 35e, for its direct-to-home consumer television platform in the Caribbean region.

•	U.S. programmer, Turner Broadcasting, renewed multiple services in the fourth quarter of 2014, including a long-term agreement on Intelsat 19, for distribution of programming into Asia. Turner Broadcasting also contracted for backup capacity on Intelsat 8.

•	Latin America distributor, Telepuerto International Buenas Aires (“TIBA”), a subsidiary of Encompass Media, renewed and expanded a multi-year agreement for capacity on the Intelsat 805 satellite and its expected follow on, Intelsat 34.

Given the high fill rates on our most popular video “neighborhood” satellites, the next catalyst for our media business is the launch of the Intelsat 30 satellite, which is expected to enter service in late 2014. This satellite and Intelsat 31, a backup satellite launching in 2015, have customized Ku-band payloads to provide direct-to-home services for DIRECTV Latin America.

Government

Revenue from government customers was $116 million in the fourth quarter, a decline of 14 percent. The fourth quarter of 2012 included $11 million in non-recurring off-network revenues. Overall, the decline reflects reduced U.S. government budget spend and consolidations of government customer requirements, resulting in fewer contract renewals or renewals with lower unit requirements. A significant portion, but not all, of the decline in revenue was from lower margin off-network services such as third-party transponder services and sales of hardware. This mix mitigated the impact to Adjusted EBITDA.

Fourth Quarter Highlights and Business Trends:

•	Despite the impact of sequestration, in the fourth quarter we were awarded two additional contracts under the Custom ComSatCom (CS2) program, for a total of five awards on five projects bid. These projects are primarily end-to-end requirements, using largely on-network capacity.

As we move forward in 2014, our current view is that our government business will continue to be impacted by the effects of sequestration and reduced defense spending. Visibility remains limited, with the pace of RFP issuance and subsequent awards remaining slow as we discussed in detail during our 2013 second and third quarter earnings conference calls.

The U.S. government has signed an appropriations bill that restores the U.S. Department of Defense budget to spending levels roughly on par with fiscal year 2013. We are not certain as to whether this somewhat improved budget environment will result in increased opportunity for our business. Despite the current situation, we remain positive on the long-term outlook for this sector, and the role that commercial satellite operators will play in providing cost-efficient space-based capabilities to the U.S. government. We are active in promoting procurement reforms that would improve the manner in which commercial satellite services are acquired by the U.S. government.

Fleet and Operations Update

Station-kept transponders were relatively unchanged at 2,175 units at the end of the fourth quarter; utilization declined slightly from 78 percent to 77 percent, reflecting reduced unit requirements upon renewal, primarily from customers in North America. There were no significant fleet changes in the quarter.

Intelsat currently has nine satellites in the design and manufacturing stages. Our next series of launches are planned to begin in the second half of 2014, when the first of the new satellites providing service to DIRECTV Latin America, Intelsat 30, is scheduled to launch with Arianespace.

The launch cycle for the Intelsat EpicNG program is still on track to commence in the second half of 2015, with the first satellite, Intelsat 29e, assigned to an Arianespace launcher. Other satellites currently in the design and manufacturing stages are noted below.

Satellite	Follows	Orbital Location	Coverage	Earliest Estimated Launch Date	Application

Intelsat 30	New	95° W	Americas	2H14	DTH

Intelsat 31	New	95° W	Americas	2H15	DTH

Intelsat 34	IS-805	304.5° E	Americas, North Atlantic	2H15	DTH, Media, Mobility

Intelsat 29e	Next Generation	310° E	Americas, North Atlantic	2H15	Broadband High Performance

Intelsat 33e	Next Generation	60° E	Asia, Europe, Africa	2H16	Broadband High Performance

Intelsat 35e	IS-903	325.5° E	Americas, Africa, Europe	2017	Broadband High Performance

Epic-class	IS-901	342° E	Americas, Africa, Europe	2017	Broadband High Performance

Epic-class	IS-906	64.15° E	Asia, Europe, Africa	2018	Broadband High Performance

Epic-class	IS-1002	359° E	Americas, Africa, Europe, Middle East	2019	Broadband High Performance

In addition to these planned satellites, Intelsat 32e is a custom payload being built for us on a third party-owned satellite. To be located at 43.1°W, this payload is planned for launch in the second half of 2016.

One of the most distinctive features of our EpicNG program is that it is fully integrated with our existing global fleet. Not all future Intelsat satellites will be EpicNG-class satellites, as traditional, wide beam satellites continue to deliver very favorable economics with respect to many media and other applications.

Fourth Quarter Financial Performance

Revenue

At $643 million, total company revenue declined $30 million, or 4 percent, as compared to the fourth quarter of 2012.

On-network services of $585 million decreased by $12 million, or 2 percent, led by declines in transponder services sold to government customers and continuing declines in channel services sold to telecommunications providers. Managed services increased slightly, to $74 million, with new broadband services for mobility applications, primarily for customers located in the North America and Europe regions, more than offsetting declines in international trunking services delivered primarily in Africa. In addition, managed services for media customers declined slightly on lower usage-based services.

Off-network and other revenues of $58 million declined by $17 million, or 23 percent. Transponder, MSS and other off-network services reported an aggregate decrease of $10 million, primarily due to a decline in sales of off-network transponder services and sales of customer premises equipment, both of which are primarily related to government applications. Satellite-related services reported an aggregate decline of $8 million, primarily due to decreased revenue from government professional services and flight operations support for third party satellites.

Expenses

Direct costs of revenue, excluding depreciation and amortization, declined by $25 million, to $84 million in the fourth quarter of 2013, compared to $109 million in the prior year. The decline was primarily related to $9 million in reduced sales of off-network capacity and hardware in our government business. In addition, we had a $6 million reduction in staff related expense, $3 million in reduced costs related to a joint venture, and a favorable $3 million adjustment to certain vendor payments.

At $49 million, selling, general and administrative expenses also trended favorably as compared to the prior year. In addition to the absence of fees paid to our private equity sponsors post-IPO, we had lower licensing fees as compared to the fourth quarter of 2012, as well as lower staff costs as a result of reduced incentive compensation charges.

Bad debt in the fourth quarter increased by $5 million to $8 million, as compared to the fourth quarter of 2012, and decreased by $4 million as compared to the third quarter of 2013. As detailed previously, the competitive pressures in Africa resulted in higher than expected bad debt charges in the third quarter of 2013, and this trend continued into the fourth quarter. We will continue to monitor the situation closely to further mitigate the impact to our business.

Interest expense, net, was $245 million in the fourth quarter of 2013, a decrease of $74 million, or 23 percent as compared to the prior year period. The reduction was primarily the result of debt reduction and refinancing activities in 2013.

Provision for income taxes was $10 million as compared to a benefit from income taxes of $19 million for the fourth quarter of 2012. The difference was principally due to higher income in our U.S. subsidiaries as a result of an internal subsidiary reorganization in 2013 and the benefit we recorded in 2012 to adjust the basis of certain assets that had generated excluded extraterritorial income in prior years. These effects were partially offset by the valuation allowance we recorded on our Washington, D.C. net operating loss carry forwards in 2012 when we entered into a lease for our new U.S. administrative headquarters building in McLean, Virginia.

Earnings

Net income was $73 million, or $0.62 per diluted share, for the fourth quarter. Adjusted net income attributable to Intelsat S.A.[1] was $98 million for the three months ended December 31, 2013, compared to $27 million in adjusted net income for the same period in 2012, primarily due to reduced interest expenses. Adjusted diluted net income per common share[1] was $0.84 for the three months ended December 31, 2013, compared to $0.33 adjusted diluted net income per common share, for the same period in 2012.

Cash Flows

During the fourth quarter of 2013, net cash provided by operating activities was $79 million. This included $22 million in customer prepayments received in the fourth quarter. Cash interest paid in the fourth quarter was $479 million, of which $13 million was capitalized.

Capital expenditures were $120 million, resulting in free cash flow used in operations1 of $41 million for the fourth quarter.

Our ending cash balance at December 31, 2013, was $248 million.

Debt, Repayments and Capital Markets Activities

As discussed previously in October 2013, we prepaid $100 million of our Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) senior secured term loan facility in the fourth quarter.

On November 27, 2013, Intelsat Jackson further amended its Intelsat Jackson senior secured credit agreement. The amendment reduced the applicable LIBOR and ABR margins by 25 basis points for borrowings under the term loan facility, reduced the LIBOR floor by 25 basis points and extended the maturity of the term loan facilities by 14 to 18 months. In addition, it also reduced the applicable margins and LIBOR floor by a similar amount for $450 million of the $500 million total revolving credit facility and extended the maturity of that portion of the facility as well.

2014 Outlook

Our guidance for 2014 is as follows:

We expect full year revenue of $2.450 billion to $2.50 billion, reflecting:

•	Stable year-on-year performance of our media business. The next increase in growth capacity is expected upon the launch of Intelsat 30, which is scheduled to enter service in late 2014;

•	Modest declines in our network services business. With our mobility capacity substantially sold, new growth is limited until the Intelsat EpicNG capacity begins to enter service in 2016. Until that time, network services is challenged by the continued erosion of the legacy channel and other trunking revenues, as well as pricing pressure in Africa;

•	Declines in our government business of 15-20 percent as compared to full year 2013. Revenue reductions in our government business are expected to be more heavily weighted to our on-network capacity in 2014, as compared to 2013, even as we work to rebuild the opportunity funnel and improve government procurement practices over the long run.

Intelsat’s 2014 revenue guidance reflects a number of trends, several of which were discussed in our second and third quarter 2013 earnings conference calls:

•	U.S. government budget restrictions, and the reduction in Department of Defense spending, are resulting in significantly reduced activity levels at our Intelsat General Corporation subsidiary.

•	Increased competition from fiber, microwave and operators of traditional satellite capacity serving the African continent is resulting in pricing pressure for new and renewing network services contracts. This, combined with the expected declines in our legacy channel and managed service trunking revenues, is leading to decreased overall network services revenue in this region.

•	Following the failure of the Intelsat-27 launch in February 2013, we are not scheduled to add any new satellite capacity to our fleet until late 2014, limiting current year organic growth prospects.

Mitigating these headwinds:

•	Significant cash interest savings generated from our 2013 debt refinancing activities and use of IPO and insurance claim proceeds for debt pay down, provide increased annualized cash flow that can be used to further pay down debt;

•	Lower than normalized capital expenditures in 2014, as noted previously, due to a natural pause in the fleet replenishment process, as well as significant contracted customer prepayments;

•	An improving view on lifecycle capital expenditures. EpicNG next generation technology is generating capital expenditure efficiencies and is expected to reduce average annual capital expenditure requirements over our 15-year investment cycle, contributing to increased cash flows over the long run.

Adjusted EBITDA margin performance is expected to be consistent with 2013 full year results.

We expect capital expenditure ranges of:

2014: $575 million to $650 million, consistent with prior guidance

2015: $775 million to $850 million, consistent with prior guidance

2016: $625 million to $700 million, introduced today.

Our capital expenditure guidance includes capitalized interest.

During the Guidance Period, we expect to receive customer prepayments under our existing customer service contracts.

We expect prepayment ranges of:

2014: $75 million to $100 million, consistent with prior guidance

2015: $50 million to $75 million, an increase of $25 million to prior guidance

2016: No prepayments are currently contracted for this period.

The number of transponder equivalents is expected to increase over the period 2013-2018 by a compound annual growth rate (CAGR) of 4.5 percent as a result of the launch of the satellites covered by the 2014-2016 guidance period.

Intelsat has completed a 15-year lifecycle fleet investment forecast which incorporates next generation ‘high throughput’ technology.

Under this lifecycle plan, we expect to build a mix of EpicNG, hybrid and traditional design satellites, depending upon the role and region, with an average cost of replacement of approximately $350 million to $375 million per satellite, including capitalized interest. In addition, in each year we expect to invest approximately $50 million in our terrestrial network. This plan produces lifecycle capital expenditures of approximately $650 million to $700 million per year. This plan does not include growth opportunities that we will continue to pursue when projects meet our disciplined objectives.

The increased cash flow resulting from lower capital expenditures will provide additional flexibility to reduce indebtedness.

Based upon the above revenue, Adjusted EBITDA, capital expenditure and customer prepayment guidance, Intelsat expects to repay approximately $400 million in indebtedness during the year ending December 31, 2014, consistent with our investment thesis of equity value creation through the use of organic free cash flow for debt reduction.

David McGlade, Chairman and Chief Executive Officer, Intelsat S.A.

Michael McDonnell, Executive Vice President and Chief Financial Officer, Intelsat S.A.

1In this quarterly commentary document, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA, free cash flow from (used in) operations and related margins, adjusted net income and adjusted diluted net income per common share included in this commentary are non-GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Safe Harbor Statement

Some of the statements in this quarterly commentary constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. The forward-looking statements made in this release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; litigation; risks associated with investing in a company existing under the laws of the Grand Duchy of Luxembourg; and inadequate access to capital markets. Known risks include, among others, the risks described in Intelsat’s prospectus dated April 17, 2013, Intelsat’s annual report on Form 20-F for the year ended December 31, 2013 and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 202-944-7406